EXHIBIT 99.2


Report on the Reasons for the Exclusion of the Pre-emptive Right in Connection with the Creation of Authorized Capital

Appendix 2 to the Invitation to the Extraordinary General Meeting on 30 August 2005

Written Report of the Management Board to the extraordinary General Meeting as
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to the grounds for the exclusion of the pre-emption right (Sections 203 para. 2,
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second sentence, 186 para. 4, second sentence, German Stock Corporation Act
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(AktG)):
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As to Agenda item 3) of the extraordinary General Meeting on 30 August 2005, the
Management Board and Supervisory Board propose that the existing Authorized Capital I and II be cancelled and replaced by new Authorized Capital I and II.

The Management Board, in accordance with Sections 203 para. 2, second sentence, 186 para. 4, second sentence, AktG, provides this report on the grounds for the exclusion of the pre-emption right, which is an integral part of this invitation to the extraordinary General Meeting and which has been provided at the premises of the Company for inspection by the shareholders since the date of the calling of the extraordinary General Meeting and which, on request, will be sent to each shareholder.

Existing authorized capital and the reason for the change
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Article 4 para. 3 and Article 4 para. 4 of Articles of Association presently in force provide for Authorized Capital I and II, by which the Management Board, with the approval of the Supervisory Board, is entitled to increase the capital by up to EUR 30,720,000.00 by issuing new non-voting bearer preference shares for cash (Authorized Capital I) and by up to EUR 20,480,000.00 by issuing new non-voting bearer preference shares for cash and/or contributions in kind (Authorized Capital II). Against the background of the intended conversion of the non-voting bearer preference shares into bearer ordinary voting shares, the authorized capital which refers to non-voting bearer preference shares is no longer appropriate. In order to enable the Company to continue to be able to protect the stock exchange price by reacting to market conditions in the future, the administration of the Company should, by a new authorization, continue to be enabled in the future to increase the capital of the Company by increasing the cash and/or contributions in kind by issuing new voting bearer ordinary shares.

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New Authorized Capital and the associated advantages for the Company
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Overall, new Authorized Capital I and II up to a total of EUR 60,000,000 are to be created. Authorized Capital I enables the Management Board, in the period up to 29 August 2010, to increase the capital of the Company, with the approval of the Supervisory Board, on one or more occasions by up to EUR 35,000,000 for cash, by issuing new bearer ordinary shares. The new shares will, in principle, be offered to the shareholders. The Management Board will, however, be authorized to exclude fractional amounts from the shareholders' pre-emption right with the approval of the Supervisory Board . Authorized Capital II enables the Management Board, in the period up to 29 August 2010, to increase the capital of the Company, with the approval of the Supervisory Board, on one or more occasions by a total of EUR 25,000,000 for cash and/or contributions in kind by issuing new bearer ordinary shares. The Management Board is entitled to exclude the statutory pre-emption right of the shareholders under certain conditions.

The proposed authorization for the issue of new shares out of Authorized Capital I and II is intended to place the Management Board in a position to satisfy, within a short period, financial requirements arising in connection with the implementation of strategic decisions with the approval of the Supervisory Board, i.e. without the prolonged process of obtaining a new resolution in a General Meeting.

Exclusion of the Pre-emption right
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Authorized Capital I

The Management Board, in the course of the use of Authorized Capital I, is to be authorized, with the approval of the Supervisory Board, to exclude fractional amounts from the shareholders' pre-emption right. The exclusion of the pre-emption right for fractional amounts of Authorized Capital I is necessary in order to provide a technically practicable pre-emption process for amounts of the increase below the unit of capital. The shares excluded from the shareholders' pre-emption right as free fractions, will be realized to the best possible benefit of the Company by sale on the stock exchange or in another manner. As the exclusion of the shareholders' pre-emption right can only be limited to fractional amounts, the possible dilution effect is minimal. The Management Board and Supervisory Board deem the exclusion of the pre-emption right regarding Authorized Capital I to the extent described for the above

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reasons to be necessary, appropriate, reasonable and justified in a balance of the interests of the Company and those of the shareholders.

Authorized Capital II

The Management Board, within the context of Authorized Capital II, is to be authorized, with the approval of the Supervisory Board, to exclude the shareholders' pre-emption right in the case of capital increases for contributions in kind. This authority to exclude pre-emption right is intended to facilitate the acquisition of enterprises, parts of enterprises or participations in enterprises in exchange for the issue of shares in the Company. In order to also remain particularly internationally competitive, the Company must be in a position at any time to act flexibly and rapidly on the international markets in the interests of its shareholders. This includes, in particular, the option of acquiring enterprises, parts of enterprises or participations in enterprises in order to improve its own position in international competition. For the seller of attractive acquisition targets, shares in the acquiring corporation are usually of particular interest instead of cash. In order that the Company is not excluded from such acquisitions, it must have the opportunity of issuing its own shares as consideration. With the proposed authorization to exclude the pre-emption right, the Company can obtain the necessary flexibility in order to take opportunities which arise to acquire enterprises, parts of enterprises and participations in enterprises rapidly and flexibly. By the exclusion of the pre-emption right a reduction of the relative participation quota and the relative voting rights ratio of the existing shareholders results. If a pre-emption right were granted, the acquisition of enterprises, parts of enterprises and participations in enterprises in exchange for shares would not be possible and thereby the advantages described for the Company and the shareholders not achievable.

At the present time, there are no concrete acquisition plans for which the possibility of exclusion of pre-emption rights would be used. If the opportunity to acquire enterprises, parts of enterprises and participations in enterprises arises, the Management Board will carefully examine whether the Authorized Capital II should be used for that purpose. It will only do so if the acquisition in exchange for shares of the Company is in its well-understood (wohlverstandene) interest. The Supervisory Board will only grant its approval if this requirement is met.

In addition, the administration is authorized to exclude the pre-emption right in the case of capital increases for cash in accordance with Sections 203 para. 1, first sentence, 203 para. 2, 186 para. 3, fourth sentence, AktG. This possibility serves, mainly,

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the interests of the Company in achieving the best possible issue price for its new share issues. The statutory provisions referred to create the possibility for the administration to use the relevant stock exchange price of the shares of the Company rapidly and flexibly and inexpensively to strengthen its capital. By being relieved of the time-consuming and expensive process of processing pre-emption rights, capital requirements can be covered rapidly by the use of short term opportunities in the market in the interests of the Company and of all shareholders, and additional shareholders acquired at home and abroad. The flexibility obtained by the exclusion of the pre-emption rights is an important instrument for the Company of availing itself of the rapidly changing opportunities offered in new markets, because it is enabled in the short term to cover any capital requirements which arise.

The issue price and thereby the funds which flow to the Company for the new shares will be oriented on the stock exchange price of the listed shares and will not differ substantially from the current stock exchange price. As the shares are admitted to the official market in German stock exchanges, shareholders interested in maintaining their share quota when Authorized Capital II is used, with the exclusion of the pre-emption right under Section 186 para. 3, fourth sentence, AktG, may acquire shares of the Company through the stock exchange. In calendar year 2004 almost 256,000 shares of the Company were traded per trading day on an average. It will therefore be possible for shareholders to maintain their share quota by purchasing shares of the Company. In addition, the exclusion of the pre-emption right only affects those capital increases for cash, which do not exceed ten per cent of the share capital, so that a potential effect of dilution for the shareholders is limited for that reason. Overall, it is therefore ensured that, in compliance with the statutory evaluation of
Section 186 para. 3, fourth sentence, AktG the financial and voting interests of the shareholders are reasonably safeguarded in the event of the use of Authorized Capital II with the exclusion of shareholders' pre-emption rights.

Taking all the above circumstances into consideration, the Management Board and Supervisory Board deem the exclusion of the pre-emption right in connection with Authorized Capital II in the cases mentioned of usual business procedure, also taking account of the dilution effect unfavorable to the shareholders, to be necessary for the above reasons, appropriate, reasonable and justified in a balance of the interests of the Company against those of the shareholders.

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Hof an der Saale, in July 2005



Fresenius Medical Care Aktiengesellschaft

The Management Board